Exhibit 99.199

For Immediate Release	October 18, 2021

The Valens Company Announces Entry to Québec Market

Québec marks Valens’ 8th provincial distribution supply agreement

The Valens Company products will soon be available to over 95% of the Canadian population1

Kelowna, B.C., October 18, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced that it has executed a letter of intent with Société québécoise du cannabis (“SQDC”) for the distribution of its cannabis products into Québec. This marks a significant milestone for Valens entering the third-largest cannabis market in Canada, representing approximately 15% of Canadian cannabis retail sales2 in the country and approximately 22% of the Canadian population.3

“We are pleased to announce the entrance into the Québec marketplace,” said Tyler Robson, Chief Executive Officer, Co-Founder, and Chair of The Valens Company. “This an important milestone for The Valens Company with a national distribution platform that now makes our products accessible to over 95% of the Canadian population. This letter of intent showcases our innovation and consumers should expect new product offerings coming to the Québec marketplace soon. We expect our products to be first available at the beginning of 2022.”

At Valens, it’s Personal.

1 Statistics Canada

2 Statistics Canada, July 2021 cannabis retail sales

3 Statistics Canada

About The Valens Company

The Valens Company is a leading cannabis consumer products company, with significant expertise in manufacturing cannabinoid based products and a mission to bring the benefits of cannabis to the world. Valens provides proprietary cannabis processing services and best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens’ high-quality products are formulated for the recreational, health and wellness, and medical consumer segments and are offered across all cannabis product categories, with a focus on quality and product innovation. Valens also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to international markets through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, Valens continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences. Through Valens Labs, Valens is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management’s current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

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The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com